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                              May 30, 2023

       Lin Li
       Chief Executive Officer
       Northann Corp.
       9820 Dino Drive, Suite 110
       Elk Grove, CA 95624

                                                        Re: Northann Corp.
                                                            Amended Draft
Registration Statement on Form F-1
                                                            Submitted May 25,
2023
                                                            CIK No. 0001923780

       Dear Lin Li:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amended Confidential Draft Registration Statement on Form F-1 submitted May 25, 2023

       Report of Independent Registered Public Accounting Firm
       Review Report on Interim Financial Statements, page F-26

   1. In the first paragraph under Results of Review of Interim Financial Information, please have your auditor
revise the report to clarify that it reviewed the statements of cash flows for the three month
periods ended March 31, 2023 and 2022. The current disclosure states for the three
nine-month periods ended March 31, 2023 and 2022. In the second paragraph under this
same heading, please have your auditor revise the report to clarify that it previously
audited the statements of operations and comprehensive income (loss), stockholders' deficit
and cash flows for each of the years in the three-year period ended
                                                        December 31, 2022. The
current disclosure only refers to each of the years in the two-
 Lin Li
Northann Corp.
May 30, 2023
Page 2
      year period ended December 31, 2022.

Interim Consolidated Statements of Operations and Comprehensive Income (Loss), page F-28

2. Revise the statement and all other sections of the filing, as applicable, to present all basic and diluted earnings per share amounts rounded to the nearest cent (i.e., only two decimal points), in order not to imply a greater degree of precision than exists. Exhibits

3. Refer to Exhibit 23.1. Please clarify in the last sentence of the first paragraph that the audited financial statements of Northann Corp are for the years ended December 31,
      2022, 2021 and 2020. The current disclosure states for the years ended December 31,
      2022 and 2021.

4. Refer to Exhibit 99.1. The second paragraph appears to refer to the incorrect issuer of the securities listed on the registration statement. Also, the first paragraph on the page preceding the signature page of the opinion appears to include an impermissible limitation on reliance. Please file a revised opinion.
        You may contact Beverly Singleton at (202) 551-3328 or Martin James at
(202) 551-
3671 if you have questions regarding comments on the financial statements and related matters. Please contact Alexander King at (202) 551-8631 or Geoff Kruczek at
(202) 551-3641
with any other questions.



                                                             Sincerely,
FirstName LastNameLin Li
                                                             Division of
Corporation Finance
Comapany NameNorthann Corp.
                                                             Office of
Manufacturing
May 30, 2023 Page 2
cc:       Jason Ye
FirstName LastName